Exhibit 99.1

Nanobiotix to Present at the UBS Global Healthcare Virtual Conference

PARIS & CAMBRIDGE, Mass.--(BUSINESS WIRE)--May 12, 2021--Regulatory News:

NANOBIOTIX (Euronext : NANO –– NASDAQ: NBTX – the ‘‘Company’’), a late-clinical stage biotechnology company pioneering physics-based approaches to expand treatment possibilities for patients with cancer, today announced that Laurent Levy, chief executive officer, will present at the UBS Global Healthcare Virtual Conference on Monday, May 24, 2021 at 7:00 am Eastern Time.

A live webcast of the presentation may be accessed by visiting the events section of the company's website at www.nanobiotix.com. A replay of the webcast will be available shortly after the conclusion of the presentation and will be archived on the company's website.

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About NANOBIOTIX
Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The company’s philosophy is rooted in the concept of pushing past the boundaries of what is known to expand possibilities for human life.

Incorporated in 2003, Nanobiotix is headquartered in Paris, France, and has subsidiaries in Cambridge, Massachusetts (United States) as well as France, Spain, and Germany. Nanobiotix has been listed on Euronext: Paris since 2012 and completed a successful initial public offering (IPO) on the Nasdaq Global Select Market in New York City in December 2020. The company is one of only 7 dual-listed biotech companies with headquarters in France.

Nanobiotix is the owner of more than 30 umbrella patents associated with three (3) nanotechnology platforms: 1) applied to oncology; 2) applied to bioavailability and biodistribution; and 3) exploring applications to disorders of the central nervous system. The lion's share of the company's resources are devoted to the development of its lead product candidate–NBTXR3—which was born from its proprietary oncology platform and has already achieved market authorization in Europe for the treatment of patients with soft tissue sarcoma under the brand name Hensify®.

For more information about Nanobiotix, visit us at www.nanobiotix.com or follow us on LinkedIn and Twitter

Contacts

Nanobiotix

Communications Department
Brandon Owens
VP, Communications
+1 (617) 852-4835
contact@nanobiotix.com

Investor Relations Department
Kate McNeil
SVP, Investor Relations
+1 (609) 678-7388
investors@nanobiotix.com

Media Relations

France – Ulysse Communication
Pierre-Louis Germain
+ 33 (0) 6 64 79 97 51
plgermain@ulysse-communication.com

US – Porter Novelli
Stefanie Tuck
+1 (917) 390-1394
Stefanie.tuck@porternovelli.com